

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Huiping Yan
Chief Financial Officer
ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai 201708
People's Republic of China

      Re: ZTO Express (Cayman) Inc.
             Form 20-F for the Fiscal Year ended December 31, 2021
             Filed April 28, 2022
             File No. 001-37922

Dear Huiping Yan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation